AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 2001
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 3)

                    -----------------------------------------

                                 INFOVISTA S.A.
                       (Name of Subject Company (Issuer))

                    -----------------------------------------

                                 INFOVISTA S.A.
                        (Name of Filing Person (Offeror))

                    -----------------------------------------

             Options granted on or after September 1, 2000 Under the
          InfoVista S.A. 2000 Stock Option Plan and the InfoVista 2001
                   Employee Stock Option Plan to subscribe to
          Ordinary Shares, nominal value 0.54 euro per Ordinary Share, held by eligible employees
                         (Title of Class of Securities)

                    -----------------------------------------

                                    456817105
                      (CUSIP Number of Class of Securities)
            (American Depositary Shares representing Ordinary Shares)

                    -----------------------------------------

                                   Emily Carey
                                 General Counsel
                                    InfoVista
                            6, rue de la Terre de Feu
                         91952 Courtaboeuf Cedex, France
                               011-33-164-86-79-00
                          (Name, address and telephone
               number of person authorized to receive notices and
                   communications on behalf of filing person)

                                    Copy to:
                            John J. Cannon, III, Esq
                              John A. Morrison, Esq
                               Shearman & Sterling
                              599 Lexington Avenue
                          New York, New York 10022-6069
                                 (212) 848-4000


                            Calculation of Filing Fee
================================================================================

    Transaction Valuation*                                Amount of Filing Fee
--------------------------------------------------------------------------------
        $ 2,290,509                                              $ 458
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that new options to subscribe to 654,820 ordinary shares of InfoVista S.A. having an aggregate value of $ 2,290,509 as of August 30, 2001 will be exchanged for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the
     Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 458
Form or Registration No.: Schedule TO
Filing party: InfoVista S.A.
Date filed: August 30, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[x]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]


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

     This Amendment No. 3 to the tender offer statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 30, 2001, as amended and supplemented, by InfoVista S.A., a societe anonyme, or limited liability company, organized under the laws of the Republic of France (the "Company") reports the final results of the Company's offer to grant eligible employees the opportunity to renounce the right to the benefit of all outstanding options granted on or after September 1, 2000 under the InfoVista S.A. 2000 Stock Option Plan and the InfoVista S.A. 2001 Employee Stock Option Plan (the "2001 Option Plan") to subscribe to the Company's ordinary shares, nominal value 0.54 euro per share ("Ordinary Shares"), for new options ("New Options") to subscribe to Ordinary Shares to be granted under the 2001 Option Plan, upon the terms and subject to the conditions described in the Offer to Grant dated August 30, 2001 (as amended and supplemented, the "Offer to Grant") attached as Exhibit (a)(1) to the Schedule TO and the related email to eligible employees, attached as Exhibit (a)(2) to the Schedule TO, the form of election to renounce the right to the benefit of all outstanding options, attached as Exhibit (a)(3) to the Schedule TO (as amended and supplemented), and the notice of withdrawal, attached as Exhibit (a)(4) to the Schedule TO. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Offer to Grant or in the Schedule TO.


     Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

     (c) The Offer to Grant expired on Thursday, September 27, 2001 at 12:00 midnight, New York City time. We have accepted for cancellation options to subscribe to 636,320 Ordinary Shares. Upon the terms and subject to the conditions of the Offer to Grant, we will grant New Options to purchase 636,320 Ordinary Shares in return for the options cancelled pursuant to the Offer to Grant. We will promptly send to each eligible employee whose options have been accepted for cancellation a letter, substantially in the form of Exhibit (a)(8) to this Amendment No. 3, indicating the number of Ordinary Shares subject to such holder's options that have been accepted for cancellation, the corresponding number of Ordinary Shares that will be subject to the New Options and the expected grant date of the New Options.


     Item 12. Exhibits.


     Exhibit (a)(8) to this Amendment No. 3 is hereby filed as Exhibit (a)(8) to the Schedule TO.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.

                                  INFOVISTA S.A.


                                  By: /s/ Alain Tingaud


                                  Name: Alain Tingaud
                                  Title: Chairman and Chief Executive Officer


Dated: October 2, 2001

                                  EXHIBIT INDEX



   Exhibit Number    Description
   --------------    -----------
   (a)(8)            Form of letter to eligible employees, dated October 2, 2001

       Exhibit (a)(8)

               Form of letter to employees, dated October 2, 2001




     Dear [name of employee],

     Further to the Offer to Grant dated August 30, 2001 as amended and supplemented on September 7 and 21, 2001, I am pleased to confirm that your election to renounce the right to the benefit of [number of options] options has been accepted. Such renunciation and cancellation is effective as of October 2, 2001.

     If you meet the eligibility requirements and subject to the terms and conditions contained in the Offer to Grant, the grant of options to subscribe to [number of shares] Ordinary Shares will be made at the first Board Meeting that is permitted to grant stock options, which is held after April 4, 2002. The exercise price of the new options will be determined on the date of grant of the new options, in accordance with the terms of the Offer to Grant.

       Yours sincerely,




       Philippe Ozanian
       Chief Financial Officer